

May 20, 2013

Via E-mail
Mr. Matthew T. Murphy
Chief Financial Officer and Treasurer
DCT Industrial Trust Inc.
518 17th Street, Suite 800
Denver, CO 80202

> **Re:** **DCT Industrial Trust Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-33201**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Results of Operations, page 45

1.   We note that same store properties are defined as operating properties that have been owned for the entirety of both the current and prior year reporting periods for which the operations have been stabilized. In future filings please revise your disclosure to explain what is meant by stabilized.

Cash Flows, page 55

2.   In future filings, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), redevelopment/renovations, routine capital expenditures and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In

addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or expectations for the future.

3.   We also note that you capitalize soft costs such as interest, payroll and other general and administrative expenses. In future filings please also disclose the amount of these soft costs capitalized by year as part of the above analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief